June 8, 2011

VIA EDGAR

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C.
20549
Attention:	Andri Boerman
Jay Webb

Re:	JBI, Inc.
Form 8 K/A filed December 16, 2010
File No. 000-52444

Ladies and Gentlemen:

On behalf of JBI, Inc. (the “Company”), we are transmitting the Company's responses to the comments 1, 2 and 4 of the Commission Staff as set forth in your letter, dated February 23, 2011, and as clarified by the conference call with Mr. Jay Webb on May 9, 2011, relating to the Company’s Form 8 K/A filed on February 9, 2011. As noted in our responses below, the Company has made revisions in response to the Staff’s comments in Amendment No. 5 to the Form 8 K/A filed by the Company on June 6, 2011 (“Amended Report”).

For ease of reference, we have set forth below the Staff's comments discussed on our phone conversation of May 9, 2011, followed by the Company's response.

1.          Refer to our prior comment 1.  We reviewed your amended Form 8-K which included changes intended to address the issues outlined  in our prior comment  as well as your response dated February 15, 2011.  After our review, we request you amend your Forms 8-K again to address the following:

•	Present the pro forma adjustments in a separate column and
•
Show all pro forma adjustments on a gross basis and reference each adjustment to footnotes that clearly explain the assumptions involved.  We note the currently presented adjustments  labeled (a) and (b) are not presented in the requested format.

Response:

The Company has considered Staff comment and has complied with this comment in its entirety by filing the Amended Report on June 6, 2011.

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2.           Refer to our prior comment 2.  Please revise the filing to disclose the source of the historical balance sheet and operating results of Javaco and Pakit.  We noted the dates and periods of the Javaco and Pakit financial information herein are different than those of the financial statements included in the Form 8-K/A filed December 16, 2010.   Also, specifically tell us how you addressed the following request from our prior comment - given that Javaco's fiscal year end is May 31 and JBI's fiscal year end is December 31, if practicable, when preparing the fiscal 2008 pro forma income statement you should bring Javaco's income statement amounts up to within 93 days of your fiscal year end by adding subsequent interim period results to Javaco's fiscal year data and deducting the comparable preceding year interim period results.  Disclose the fact that you have made these adjustments and tell investors which periods were added or subtracted.

Response:

The Company complied with this Staff comment by including notes 3(c) and 3(d) in the Pro forma Condensed Combined Financial Statements included in the Amended Report filed on June 6, 2011.

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4.           Please revise the filing to disclose how you determined the historical and pro forma weighted average number of common shares outstanding.  We note the historical. weighted average share amount of 63,700,000 for JBI for the six months ended June 30,2009 presented herein did not agree with the weighted share amount presented in the income statement included in JBI's June 30,2009 Form 10-Q.

Response:

The Company complied with this Staff comment by including note 2(m) in the Pro forma Condensed Combined Financial Statements included in the Amended Report filed on June 6 addressing the matters raised by this comment.

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Sincerely,

JBI, INC.

/s/ John Bordynuik

John Bordynuik
President and Chief Executive Officer